Exhibit 99.1

Scailex Corporation Ltd. (“the Company”)

48 Ben Zion Galis St. Segula Industrial Park, Petach Tikva 49277 Israel Telephone: + 972.3.905.7730 — Fax: + 972.3.930.0424

F: 972-3-9300424

February 2, 2009

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464	Tel-Aviv 65202
(via "Magna")	(via "Magna")

Re: Immediate Report on the appointment of a senior officer

1.	Family name and private name: Shachar Landau

Identity Number: 055723175

Citizenship / country of incorporation or registration: An individual with an Israeli citizenship

2.	Date of birth: 08/05/1959

3.	Address for sending legal statement: 9 Meital St. Hod Hasharon.

4.	Date of beginning of service: 01/01/2009

5.	the position to which he was appointed: Operation Manager at Dynamic Cellular division

6.	Previous position in the company prior to the appointment: none

7.	Academic education:

Degree	Subject	Name of academic institution
BA	Economics	Tel-Aviv University
MBA	Business Administration	Tel-Aviv University

8.	Major positions during the last 5 years:

Position	Work place	Duration
Joint CEO	Suny Electronics Ltd.	Since 1995

9.	A senior officer is a joint CEO in Suny Electronics Ltd., the Parent company.

10.	A senior officer is not a relative of another senior officer or of an interested party in the Corporation.

11.	A senior officer is not holding securities of the corporation

A senior officer holds securities of Suny Electronics Ltd.:

41,375 shares and 79,000 options.